Date of Filing:  March 22, 2000                             File No.____________

                       Securities and Exchange Commission
                                Washington, D.C.

                                    FORM U5A

                          NOTIFICATION OF REGISTRATION
                         Filed under Section 5(a) of the
                   Public Utility Holding Company Act of 1935

                      -------------------------------------

     The undersigned holding companies hereby notify the Securities and Exchange Commission that they register under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnish the following information as to the registrants and subsidiary companies thereof:

          1.   Exact name of registrants:

                  (a)      The National Grid Group plc;
                  (b)      National Grid (US) Holdings Limited;
                  (c)      National Grid (US) Investments;
                  (d)      National Grid (Ireland) 1 Limited;
                  (e)      National Grid (Ireland) 2 Limited;
                  (f)      National Grid General Partnership; and
                  (g)      NGG Holdings, Inc. (to be renamed National Grid USA)

          2.   Address of principal executive offices:

                  (a)      The National Grid Group plc
                           Kirby Corner Road
                           Coventry CV4 8JY
                           United Kingdom

                  (b)      National Grid (US) Holdings Limited
                           185 Park Street
                           London SE1 9DY
                           United Kingdom

                  (c)      National Grid (US) Investments
                           185 Park Street
                           London SE1 9DY
                           United Kingdom

                  (d)      National Grid (Ireland) 1 Limited
                           6 Avenue Pasteur
                           L-2310
                           Luxembourg

                  (e)      National Grid (Ireland) 2 Limited
                           6 Avenue Pasteur
                           L-2310
                           Luxembourg

                  (f)      National Grid General Partnership
                           10th Floor
                           Oliver Building
                           2 Oliver Street
                           Boston, MA 02109

                  (g) NGG Holdings, Inc. (to be renamed National Grid USA) 25 Research Drive
                           Westborough, MA 01582

          3. Name and address of officer to whom notices and communications should be addressed:

                  (a)      The National Grid Group plc
                           Fiona Smith
                           Company Secretary and General Counsel
                           Kirby Corner Road
                           CV4 8JY
                           United Kingdom

                  (b)      National Grid (US) Holdings Limited
                           Fiona Smith
                           Director
                           185 Park Street
                           London SE1 9DY
                           United Kingdom

                  (c)      National Grid (US) Investments
                           Fiona Smith
                           Director
                           185 Park Street
                           London SE1 9DY
                           United Kingdom

                  (d)      National Grid (Ireland) 1 Limited
                           Guy Marie Albert Ferdinand Harles
                           6 Avenue Pasteur
                           L-2310
                           Luxembourg

                                 Additional copy to:
                                        Anthony Hill
                                        25 Research Drive
                                        Westborough, MA 01582

                  (e)      National Grid (Ireland) 2 Limited
                           Guy Marie Albert Ferdinand Harles
                           6 Avenue Pasteur
                           L-2310
                           Luxembourg

                                 Additional copy to:
                                        Anthony Hill
                                        25 Research Drive
                                        Westborough, MA 01582

                  (f)      National Grid General Partnership
                           Anthony Hill
                           25 Research Drive
                           Westborough, MA 01582

                  (g) NGG Holdings, Inc. (to be renamed National Grid USA) Richard P. Sergel
                           25 Research Drive
                           Westborough, MA 01582

          4.   Required information regarding the registrant and each subsidiary
               company   thereof   (indented   to   reflect    parent-subsidiary
               relationships):


Name of Company                                             Form of            Country or U.S.    Type of Business
                                                            Organization       State of
                                                            (using the         Organization
                                                            terminology of
                                                            jurisdiction)

The National Grid Group plc                                 Public Limited     England & Wales    Holding Company
                                                            Company ("plc")

     National Grid Holdings Ltd.                            Private Limited    England & Wales    Intermediate Holding
                                                            Company                               Company

         The National Grid Company plc                      plc                England & Wales    Transmission Company

              NGC Nominees Ltd.                             Private Limited    England & Wales    Nominee Shareholder
                                                            Company ("Priv.
                                                            Ltd.  Co.")

                  Datumatrix Limited                        Priv. Ltd. Co.     England & Wales    Inactive

                  Electracom Limited                        Priv. Ltd. Co.     England & Wales    Inactive

                  Energi Limited                            Priv. Ltd. Co.     England & Wales    Inactive

                  Energis Services Limited                  Priv. Ltd. Co.     England & Wales    Inactive

                  First Point Services Limited              Priv. Ltd. Co.     England & Wales    Inactive

                  First Point Solutions Limited             Priv. Ltd. Co.     England & Wales    Inactive

                  Gemstone Software Limited                 Priv. Ltd. Co.     England & Wales    Inactive

                  Grid International Limited                Priv. Ltd. Co.     England & Wales    Inactive

                  Gridcom Limited                           Priv. Ltd. Co.     England & Wales    Inactive

                  International Power Systems Limited       Priv. Ltd. Co.     England & Wales    Inactive

                  IPS Limited                               Priv. Ltd. Co.     England & Wales    Inactive

                  NATGRID Limited                           Priv. Ltd. Co.     England & Wales    Inactive

                  NGC (GB) Limited                          Priv. Ltd. Co.     England & Wales    Inactive

                  NGC Energy Limited                        Priv. Ltd. Co.     England & Wales    Inactive

                  NGC IT Limited                            Priv. Ltd. Co.     England & Wales    Inactive

                  NGC Leisure Limited                       Priv. Ltd. Co.     England & Wales    Inactive

                  NGC Settlements Limited                   Priv. Ltd. Co.     England & Wales    Inactive

                  NGC Technology Limited                    Priv. Ltd. Co.     England & Wales    Inactive

                  Powercom Limited                          Priv. Ltd. Co.     England & Wales    Inactive

                  Supergrid Limited                         Priv. Ltd. Co.     England & Wales    Inactive

                  Teldata Services Limited                  Priv. Ltd. Co.     England & Wales    Inactive

                  Teldata Solutions Limited                 Priv. Ltd. Co.     England & Wales    Inactive

                  Telecom Electric Limited                  Priv. Ltd. Co.     England & Wales    Inactive

                  Energy Market Operations Limited          Priv. Ltd. Co.     England & Wales    Inactive








                  Gridnat Limited                           Priv. Ltd. Co.     England & Wales    Inactive

                  NatGrid Holdings Limited                  Priv. Ltd. Co.     England & Wales    Inactive

                  National Grid Market Services Limited     Priv. Ltd. Co.     England & Wales    Inactive

                  NGG Limited                               Priv. Ltd. Co.     England & Wales    Inactive

                  Transgrid Limited                         Priv. Ltd. Co.     England & Wales    Inactive

              Datum Solutions Ltd.                          Priv. Ltd. Co.     England & Wales    Metering and Data
                                                                                                  Services

              ESIS Ltd.                                     Priv. Ltd. Co.     England & Wales    Administers Energy
                                                                                                  Trading Settlement
                                                                                                  Systems

              Energy Pool Funds Administration Ltd.         Priv. Ltd. Co.     England & Wales    Administers Fund
                                                                                                  Transfers in Energy
                                                                                                  Trading

              NGC Two Ltd.                                  Priv. Ltd. Co.     England & Wales    Inactive

                  The National Grid Investments Co.         Private Unlimited  England & Wales    Inactive
                                                            Company

              NGC Employee Shares Trustee Ltd.              Priv. Ltd. Co.     England & Wales    Trustee of Benefit Plans

              NGC Leasing Ltd.                              Priv. Ltd. Co.     England & Wales    Leases Motor Vehicles for
                                                                                                  National Grid Use

              NGC Properties Ltd.                           Priv. Ltd. Co.     England & Wales    Real Estate Development

         EnMo Ltd.                                          Priv. Ltd. Co.     England & Wales    Gas Market Administrator

         National Grid Insurance Ltd.                       Priv. Ltd. Co.     Guernsey           Captive Insurer

         National Grid International Ltd.                   Priv. Ltd. Co.     England & Wales    Intermediate Holding
                                                                                                  Company

              National Grid Overseas Ltd.                   Priv. Ltd. Co.     England & Wales    Intermediate Holding
                                                                                                  Company

                  National Grid Holdings BV                 Priv. Ltd. Co.     Netherlands        Intermediate Holding
                                                                                                  Company

                      National Grid Indus BV                Priv. Ltd. Co.     Netherlands        Business Development

                      National Grid India BV                Priv. Ltd. Co.     Netherlands        Intermediate Holding
                                                                                                  Company

                           Karnataka Translink Ltd.         Priv. Ltd. Co.     India              Inactive

                      NGC do Brasil Participacoes Ltda,     Priv. Ltd. Co.     Brazil             Project Development

                      National Grid Brazil BV               Priv. Ltd. Co.     Netherlands        Intermediate Holding
                                                                                                  Company

                           JVCO Participacoes Ltda.         Priv. Ltd. Co.     Brazil             Intermediate Holding
                                                                                                  Company

                               Holdco Participacoes Ltda.   Priv. Ltd. Co.     Brazil             Intermediate Holding
                                                                                                  Company

                                    Bonari Holding Ltda.    Priv. Ltd. Co.     Brazil             Telecommunications







                      National Grid Zambia BV               Priv. Ltd. Co.     Netherlands        Intermediate Holding
                                                                                                  Company

                           Copperbelt Energy Corp. plc      plc                Zambia             Transmission Company

                      National Grid Finance BV              Priv. Ltd. Co.     Netherlands        Intermediate Holding
                                                                                                  Company

                               Citelec SA                   Priv. Ltd. Co.     Argentina          Intermediate Holding
                                                                                                  Company

                                    Transener SA            Priv. Ltd. Co.     Argentina          Transmission Company

                                        Transba             Priv. Ltd. Co.     Argentina          Transmission Company

                      National Grid Brazil Transmission BV  Priv. Ltd. Co.     Netherlands        Business Development

                      National Grid Holland Ltd.            Priv. Ltd. Co.     England & Wales    Investment Company

                      National Grid Poland BV               Priv. Ltd. Co.     Netherlands        Intermediate Holding
                                                                                                  Company

                           NGKT (currently held by National Priv. Ltd. Co.     Poland             Telecommunications
                           Grid International Ltd.)

              The Electricity Transmission Co. Ltd.         Priv. Ltd. Co.     England & Wales    Inactive

              National Grid Zambia Ltd.                     Priv. Ltd. Co.     England & Wales    Inactive

              Teldata International Ltd.                    Priv. Ltd. Co.     England & Wales    Intermediate Holding
                                                                                                  Company

                  Teldata Solutions Inc.                    Corporation        Delaware           Metering Solutions

                      First Point Services Inc.             Corporation        Delaware           Billing Software

              National Grid (USA) Inc.                      Corporation        Delaware           Investment Research

              National Grid (Isle of Man) Ltd.              Priv. Ltd. Co.     Isle of Man        Intermediate Holding
                                                                                                  Company

                  Manx Cable Company                        Priv. Ltd. Co.     Isle of Man        Transmission Company

              Grid Investment Holdings Ltd.                 Priv. Ltd. Co.     England & Wales    Inactive

                  Grid One Ltd.                             Priv. Ltd. Co.     England & Wales    Inactive

         The National Grid Group Quest Trustee Co. Ltd.     Priv. Ltd. Co.     England & Wales    Trustee of  National Grid
                                                                                                  Group's Qualifying Share
                                                                                                  Trust

         NGG Telecoms Holdings Ltd.                         Priv. Ltd. Co.     England & Wales    Intermediate Holding
                                                                                                  Company

              NGG Telecoms Investment Ltd.                  Priv. Ltd. Co.     England & Wales    Intermediate Holding
                                                                                                  Company

              NGG Telecoms Ltd.                             Priv. Ltd. Co.     England & Wales    Intermediate Holding
                                                                                                  Company

                  Energis plc                               plc                England & Wales    Intermediate Holding
                                                                                                  Company





                      Energis Holding Ltd.                  Priv. Ltd. Co.     England & Wales    Intermediate Holding
                                                                                                  Company

                           Energis Communications Ltd.      Priv. Ltd. Co.     England & Wales    Telecommunications

         NatGrid Finance Holding Ltd.                       Priv. Ltd. Co.     England & Wales    Intermediate Holding
                                                                                                  Company

              NatGrid Finance Ltd.                          Priv. Ltd. Co.     England & Wales    Intermediate Holding
                                                                                                  Company

                  NG Jersey Ltd.                            Priv. Ltd. Co.     Jersey             Investment Company

                  NG Investments Ltd.                       Priv. Ltd. Co.     Jersey             Investment Company

                      Natgrid Investments Ltd.              Priv. Ltd. Co.     England & Wales    Investment Company

         National Grid One Ltd.                             Priv. Ltd. Co.     England & Wales    Investment Company

         National Grid Two Ltd.                             Priv. Ltd. Co.     England & Wales    Investment Company

         National Grid Gold Ltd.                            Priv. Ltd. Co.     England & Wales    Investment Company

     National Grid (US) Holdings Limited                    Priv. Ltd. Co.     England & Wales    Holding Company

         National Grid (US) Investments                     Private Unlimited  England & Wales    Holding Company
                                                            Company

              National Grid (Ireland) 1 Limited             Priv. Ltd. Co.     Ireland            Holding Company

                  National Grid (Ireland) 2 Limited         Priv. Ltd. Co.     Ireland            Holding Company

                      National Grid General Partnership     Partnership        Delaware           Holding Company

                           NGG Holdings, Inc. (to be        Corporation        Delaware           Holding Company
                           renamed National Grid USA)

                               Massachusetts Electric Co.   Corporation        Massachusetts      Electric Public Utility

                               Narrangansett Electric Co.   Corporation        Rhode Island       Electric Public Utility

                               Granite State Electric Co.   Corporation        New Hampshire      Electric Public Utility

                               Nantucket Electric Co.       Corporation        Massachusetts      Electric Public Utility

                               New England Power Co.        Corporation        Massachusetts      Electricity Transmission
                                                                                                  and Brokering

                                    Vermont Yankee          Corporation        Vermont            Nuclear Plant Owner
                                    Nuclear Power Corp.

                                    Yankee Atomic           Corporation        Massachusetts      Nuclear Plant Owner
                                    Electric Co.

                                    Connecticut Yankee      Corporation        Connecticut        Nuclear Plant Owner
                                    Atomic Power Co.

                                    Maine Yankee Atomic     Corporation        Maine              Nuclear Plant Owner
                                    Power Co.

                               New England Electric Trans.  Corporation        New Hampshire      Transmission Company
                               Corp.

                               New England Hydro-Trans.     Corporation        Massachusetts      Transmission Company
                               Elec. Co., Inc.







                               New England Hydro-Trans.     Corporation        New Hampshire      Transmission Company
                               Corp.

                                    New England Hydro       Corporation        Massachusetts      Financing Company
                                    Finance Co., Inc.
                                    (owned by New
                                    England Hydro-Trans.
                                    Elec. Co. , Inc. and
                                    New England Hydro-
                                    Trans. Corp)

                               NEES Comm., Inc.             Corporation        Massachusetts      Telecommunications

                                    NEES                    Corporation        Massachusetts      Inactive
                                    Telecomm. Corp.

                               Wayfinder Group, Inc.        Corporation        Massachusetts      Utility Consultants

                                    Nexus Energy            Corporation        Massachusetts      Software/Marketing
                                    Software, Inc.

                               NEES Energy, Inc.            Corporation        Massachusetts      Marketing

                                    AllEnergy Marketing     L.L.C.             Delaware           Marketing and Services
                                    Co., L.L.C.

                                        Texas Liquids,      L.L.C.             Massachusetts      Propane Sales
                                        L.L.C. (99%
                                        AllEnergy and
                                        1% NEES
                                        Energy)

                                        AEDR Fuels          L.L.C.             Maine              Home Heating Oil
                                        L.L.C.

                                        Texas-Ohio Gas,     Corporation        Delaware           Natural Gas Marketing
                                        Inc.

                               Granite State Energy, Inc.   Corporation        New Hampshire      Marketing and Services

                               New England Power Service    Corporation        Massachusetts      Service Company
                               Co.

                               Metro West Realty, L.L.C.    L.L.C.             Delaware           Real Estate

                               25 Research Drive, L.L.C.    L.L.C.             Massachusetts      Formed to Acquire
                                                                                                  Eastern Utilities
                                                                                                  Associates

                               New England Energy, Inc.     Corporation        Massachusetts      Inactive

                               NEWHC, Inc..                 Corporation        Massachusetts      Inactive

                        NGG Trustee L.L.C.  II              L.L.C.             Massachusetts      Merger vehicle

                        NGG (Delaware) L.L.C.               L.L.C.             Delaware           Merger vehicle


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and State of Massachusetts on the 22nd day of March, 2000.


                    The National Grid Group plc;
                    National Grid (US) Holdings Limited;
                    National Grid (US) Investments;
                    National Grid (Ireland) 1 Limited;
                    National Grid (Ireland) 2 Limited;
                    National Grid General Partnership; and
                    NGG Holdings, Inc. (to be renamed National Grid USA) (Name of Registrants)

                                 By:   /s/ Clare M. Phelan
                                       Clare M. Phelan
                                       Vice President of NGG Holdings, Inc.

Attest:

/s/ Jonathan M.G. Carlton
Jonathan M.G. Carlton
Business Development Manager-Regulation
The National Grid Group plc

                                  VERIFICATION

State of Massachusetts
County of Suffolk

     The undersigned being duly sworn and deposes and says that she has duly executed the attached notification of registration dated March 22, 2000 for and on behalf of:

       (a)  The National Grid Group plc,
       (b)  National Grid (US) Holdings Limited,
       (c)  National Grid (US) Investments,
       (d)  National Grid (Ireland) 1 Limited,
       (e)  National Grid (Ireland) 2 Limited,
       (f)  National Grid General Partnership, and
       (g)  NGG Holdings, Inc. (to be renamed National Grid USA);

that she is the Vice President of NGG Holdings, Inc and authorized to sign on behalf of it and the remaining registrants; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

                                                      /s/ Clare M. Phelan
                                                      Clare M. Phelan

(OFFICIAL SEAL)

Subscribed and sworn to before me,

a Notary Public,

this 22nd day of March, 2000.

/s/ Sheila H. Dumaine

My commission expires:  July 9, 2004.